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Exhibit 12.1

SEALY MATTRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended
	November 27, 2005	November 28, 2004	November 30, 2003	December 1, 2002	December 2, 2001
	(Dollars in thousands)
Pre-tax income from operations	131,145	(46,832)	36,465	24,151	(8,464)
Fixed charges:
Interest expense and amortization of debt discount and financing costs	71,563	69,928	68,525	72,571	78,047
Rentals—33%(b)	5,073	5,076	4,543	4,551	4,407

Total Fixed charges	76,636	75,004	73,068	77,122	82,454

Earnings before income taxes and fixed charges	207,781	28,172	109,533	101,273	73,990

Ratio of earnings to fixed charges(a)	2.7x	—	1.5x	1.3x	—

(a)
For the years ended November 28, 2004 and December 2, 2001, earnings were insufficient to cover fixed charges by $46.8 and $8.5 million, respectively.

(b)
The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

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  Exhibit 12.1
SEALY MATTRESS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES